UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported):  September 10, 2010

BMB MUNAI, INC.
(Exact Name of Registrant as Specified in its Charter)

Nevada	001-33034	30-0233726
(State or other jurisdiction of incorporation)	Commission File Number)	(IRS Employer Identification Number)

202 Dostyk Ave., 4th Floor, Almaty, Kazakhstan
(Address of principal executive offices)

050051
(Zip code)

+7 (727) 237-51-25
(Registrant’s telephone number, including area code)

N/A
(Former name of former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On September 10, 2010, BMB Munai, Inc. (the “Company”) entered into a Supplemental Indenture No. 2, dated as of September 10, 2010, between the Company and The Bank of New York Mellon, as trustee (“Supplemental Indenture No. 2”).  Supplemental Indenture No. 2 amends and supplements the Indenture dated September 19, 2007 between the Company and The Bank of New York Mellon, as trustee, as previously amended by Supplemental Indenture No. 1, dated as of June 1, 2010 (the “Indenture”).  The Indenture was entered into in connection with the U.S. $60,000,000 aggregate principal amount of 5.0% Convertible Senior Notes due 2012 (the “Notes”) issued by the Company in 2007.  Supplemental Indenture No. 2 was entered into pursuant to the Company reaching an agreement in principle with the holders of the Notes (the “Noteholders”) on general terms for a proposed restructuring of the Notes.

The Indenture provided for four put dates that allowed the Noteholders to redeem the Notes prior to their 2012 maturity date.  The first three put dates passed unexercised.  The fourth put date commenced on June 13, 2010 and expires on September 13, 2010.  Supplemental Indenture No. 2 grants the Noteholders a fifth put date that commences on September 13, 2010 and expires on December 31, 2010.  In exchange for the fifth put date, the Noteholders separately agreed they will not exercise their put options for the fourth put date and they will not exercise their put option for the fifth put date prior to October 15, 2010; provided, however, the Noteholders may exercise such put options at any time prior to their respective expiration dates upon the occurrence of any of the following: (i) a default occurs under the Indenture excluding certain defaults that occurred prior to September 10,  2010, (ii) failure by the Company or any of its material subsidiaries to timely pay any Indebtedness (as defined in the Indenture) or any guarantee of any Indebtedness that exceeds U.S. $1,000,000, or any Indebtedness becomes due and payable prior to its stated maturity other than at the option of the Company or any of its material subsidiaries, or (iii) the Noteholders holding a majority in outstanding principal amount of the Notes provide notice to the Company and the other Noteholders that negotiations with respect to the restructuring have terminated.  Therefore, it is possible the Noteholders could exercise a put option with respect to the Notes prior to October 15, 2010 if any of the foregoing events occur.

Prior to entering into Supplemental Indenture No. 2, the Company was in default of certain covenants contained in Article 9 of the Indenture requiring the Company to maintain a minimum net debt to equity ratio and to comply with certain notice, delivery and other provisions.  The Noteholders separately agreed to waive these defaults until the earlier of: (i) October 15, 2010 or (ii) the fifth put date (as contained in Supplemental Indenture No. 2), with the understanding that such waiver shall not constitute a waiver of any default under the Indenture that remains ongoing as of October 15, 2010 or occurs after September 10, 2010.  The Company currently believes it will not be able to remedy the net debt to equity ratio covenant by October 15, 2010 and, therefore, anticipates it will be in default under the Indenture at that time unless a future waiver is obtained from the Noteholders.

Although the Company and the Noteholders have reached an agreement in principle as to the general terms of the proposed restructure, there is no assurance the parties will enter into definitive agreements regarding the plan of restructure or that the parties will successfully close and consummate a plan of restructure regarding the Notes.  Moreover, there is no assurance the Noteholders will provide any future waiver or any further extension of their redemption put rights under the Indenture.

The description of Supplemental Indenture No. 2 in this Current Report on Form 8-K is only a summary of that agreement and is qualified in its entirety by reference to the terms of Supplemental Indenture No. 2, a copy of which is attached as an exhibit to this Current Report on Form 8-K.

Item 8.01 Other Events.

On September 13, 2010, the Company issued a press release announcing the agreement in principle with the Noteholders on general terms for a proposed restructuring of the Notes and the execution of Supplemental Indenture No. 2 extending the terms of the redemption rights available to the Noteholders.  A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit 10.33	Supplemental Indenture No. 2, dated September 10, 2010, between BMB Munai, Inc. and The Bank of New York Mellon, as trustee

Exhibit 99.1	Press Release of BMB Munai, Inc. dated September 13, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BMB MUNAI, INC.

Date: September 13, 2010	By:	/s/ Gamal Kulumbetov
Gamal Kulumbetov
Chief Executive Officer